Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-271861

Prospectus Supplement No. 6

(To Prospectus dated October 2, 2023)

ECARX Holdings Inc.

23,871,971 CLASS A ORDINARY SHARES UNDERLYING WARRANTS,

291,679,672 CLASS A ORDINARY SHARES AND

8,872,000 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated October 2, 2023 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-271861), as amended and supplemented, including by Post-Effective Amendment No. 1 thereto (Registration Statement No. 333-271861), with the information contained in our Current Report on Form 6-K, furnished with the Securities and Exchange Commission on March 20, 2024. The Prospectus relates to (i) the issuance by ECARX Holdings Inc. of up to 23,871,971 Class A Ordinary Shares, and (ii) the offer and resale from time to time by the selling securityholders identified in the Prospectus or their pledgees, donees, transferees, assignees or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) of up to (a) 291,679,672 Class A Ordinary Shares (including 8,872,000 Class A Ordinary Shares issuable upon the exercise of the Sponsor Warrants), and (b) up to 8,872,000 Sponsor Warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbols “ECX” and “ECXWW,” respectively. On March 20, 2024, the closing price of our Class A ordinary shares on Nasdaq was $2.05 per share, and the closing price of our warrants on Nasdaq was $0.03 per warrant.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 22, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41576

ECARX Holdings Inc.

(Translation of registrant’s name into English)

5/F, Building 1, Zhongteng Building

2121 Longteng Avenue

Xuhui District, Shanghai 200232

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—ECARX Unveils Multiple Automotive Intelligence Solutions on Tech Day

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

By		/s/ Jing (Phil) Zhou
Name	:	Jing (Phil) Zhou
Title	:	Chief Financial Officer

Date: March 20, 2024

Exhibit 99.1

ECARX Unveils Multiple Automotive Intelligence Solutions on Tech Day

Global mobility technology company ECARX spearheads a revolution in the development of automotive intelligence, debuts industry-leading solutions at Hangzhou event

SHANGHAI, China, March 20, 2024 (GLOBE NEWSWIRE)—ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility technology provider, today held its second Tech Day at the Hangzhou E-Sports Center, where it unveiled several ground-breaking automotive intelligence solutions and ecosystem advancements.

ECARX hosted leaders from Chinese and global vehicle brands and ecosystem partners including FAW Group, Geely Group, Polestar, Volvo, Lynk & Co., smart, Microsoft, Qualcomm, and Lianyou Zhilian. Also in attendance were heads of research institutions, investors, supply chain partners, and members of the media.

New System-on-a-Chip (SoC) Platforms

Atlas and Pikes Computing Platforms

Named after the Atlas Mountains in North Africa and the Rocky Mountains’ Pikes Peak, the Atlas and Pikes computing platforms were unveiled at the Tech Day, providing global automotive OEMs with platforms to deliver state-of-the-art in-vehicle infotainment and advanced driver assistance systems (ADAS).

The Atlas and Pikes computing platforms are powered by the fourth-generation Qualcomm Snapdragon® System-on-a-Chip (SoC), namely SA8255P and SA8295P Snapdragon®, respectively. Both computing platforms are certified as automotive grade. Integrating both Flyme Auto and Google Automotive Services (GAS), each of the Atlas and Pikes computing platforms will allow ECARX to service automotive OEMs worldwide within a single platform.

Qogir Computing Platform

Benefiting from the unique ecosystem synergy created between automotive electronics and consumer electronics, the innovative Qogir computing platform, powered by the third-generation Qualcomm Snapdragon® 8 SoC, is co-developed by ECARX and Xingji Meizu Group, with a 330k DMIPS CPU, a 4.2 TFLOPS GPU, and a 60 TOPS hybrid edge-cloud AI. It also supports displays up to 8K and hardware ray tracing technology. Qogir takes its name from Qogir Feng, one of the names given to K2, the world’s second-highest mountain.

Qogir’s high-performance configuration enables future-proofed evolution of the operating system. Announcing the Qogir computing platform, the Company would collaborate with Unreal Engine and other ecosystem partners to keep pushing the boundaries of in-vehicle experience.

New Skyland Pro Features and AD1000 SoC for Driving and Parking

ECARX Skyland Pro Driving and Parking Assist

To cater to the evolving computational demands of the electrical/electronic architecture of today’s vehicles and the advancing trends of driving and parking systems, ECARX also spotlighted its Skyland Pro computing platform’s integrated driving and parking capabilities. Skyland Pro now includes Navigate on Autopilot (NOA), Automatic Park Assist (APA), Remote Park Assist (RPA), and Home Zone Park Assist (HPA), among other capabilities.

Highway NOA will be launched soon in Zhejiang, Jiangsu, Guangdong, and Shanghai in China, with a nationwide rollout to follow. In anticipation of growing demand for autonomous driving systems, ECARX has made significant advancements in developing its own sensors. Through its subsidiary, Photon-Matrix, ECARX released the 200-metre long-range semi-solid LiDAR and the compact short-range flash solid-state LiDAR.

AD1000 SoC

Developed in collaboration with SiEngine, the AD1000 automotive-grade 7nm advanced high-performance SoC boasts 229k DMIPS computing power and 256 TOPS of graphics rendering capability on a single unit, and can achieve a maximum computing power of 1,024 TOPS with multi-core integration. AD1000 also integrates a high-performance Vision Processing Accelerator (VPA) and Image Signal Processor (ISP), with a safety island and sufficient interfaces to allow it to meet the requirements for L2++ to L4 autonomous driving.

Integrating Digital Cockpit, Driving and Parking and AI into a Single Board and Platform

Super Brain Antora 1000 and 1000 Pro Computing Platforms

The Super Brain Antora 1000 computing platform is the next generation of ECARX’s Antora series, which seamlessly integrates cockpit driving and parking into a single board, significantly reducing the bill of materials cost of the vehicle. The Super Brain Antora 1000 Pro computing platform is laying the foundation for the future of intelligent vehicles with its ability to integrate the initial progress in AI-driven automated vehicle technology.

Strategy Update

Partnering with Microsoft to Drive Innovation in Intelligent Vehicles

Harnessing the power of Microsoft’s Azure OpenAI Service and Azure Cloud Computing Services, ECARX and Microsoft will jointly develop and deploy innovative products and solutions that will offer advanced intelligence and connectivity by integrating AI capabilities into vehicles globally.

Expanding Strategic Partnership with FAW Group

ECARX expanded its strategic partnership with FAW Group, with the two parties set to jointly develop an industry-leading intelligent computing platform and the Hongqi Operating System.

Expanding Global Footprint with Manufacturing Facilities

The Company also unveiled plans to establish international manufacturing facilities, to strengthen synergies with the ECARX research and development and operation centers that already serve global markets.

“With our distinctive ecosystem strategy, we continue to spearhead the transformation of the industry,” ECARX Chairman and CEO Ziyu Shen said. "ECARX remains at the forefront of technological advancements, leveraging ground-breaking, cross-border technology integration and innovation. We will continue to build an expanded network of ecosystem partners to maximize synergies, and to support a wider array of automotive OEMs and brands in rolling out distinctive vehicle experiences and driving the development of the global automotive industry."

About ECARX

ECARX (Nasdaq: ECX) is a global automotive technology provider with the capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 2,000 employees based in 11 major locations in China, UK, USA, Sweden, Germany and Malaysia. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk&Co, Polestar, smart, and Volvo Cars. ECARX also works with other well-known automakers, including FAW and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 6 million vehicles worldwide.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate. For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise and forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contacts:
ir@ecarxgroup.com

Media Contacts:
ecarx@christensencomms.com